May 7, 2025

Gerasimos Kalogiratos
Chief Executive Officer
Capital Clean Energy Carriers Corp.
3 Iassonos Street
Piraeus, 18537 Greece

       Re: Capital Clean Energy Carriers Corp.
           Registration Statement on Form F-3
           Filed April 29, 2025
           File No. 333-286825
Dear Gerasimos Kalogiratos:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   John Horsfield-Bradbury, Esq.